ISRAEL BANK OF AGRICULTURE LTD.
                              83, HACHASHMONAIM ST.
                         P.O.B. 20107, TEL-AVIV, ISRAEL
                 PHONE: 03-6841209; FAX. 03-5620173, 03-6841214
                           e-mail: iba@goldmail.net.il

                                                                    May 24, 2006
                                                             & 887

Mr. Don Walker
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F St. N.E
Washington D.C. 20549
U.S.A.

Dear Mr. Walker,

                  Re:   Israel Bank of Agriculture Ltd.
                        File No. 002-41957
                        Your letter of May 19, 2006

a)    Report of Independent Registered Public Accounting Firm

      We confirm that we intend to include the subsidiary audit opinion in our 2005 Form 20-F.

b)    For your consideration

      Our letter of March 29, 2006 signed by Mr. E. Kulas, Adv., Chairman of the Board of Directors, after his conversation with yourself, was attached to our letter of May 7, 2006.

      In light of the information given in previous correspondence, please exempt the bank from providing any filing in the future.

                                                            Sincerely Yours,

                                                               Yacov Cohen
                                                         Chief Financial Officer

CC. Mr. E. Kulas, Adv., Chairman of the Board of Direcotrs